Exhibit 99.1

Huami Enters in Definitive Agreement to Acquire a Minority Stake in Jiangsu Yitong High-Tech Co., Ltd. to expand the healthcare ecosystem for Chinese market

BEIJING, Jan. 5, 2021 /PRNewswire/ -- Huami Corp. (NYSE: HMI) today announced that it has entered into an agreement to acquired 29.99% of the outstanding shares of Jiangsu Yitong Hi-Tech Co., Ltd., (Shenzhen: 300211) for an aggregate consideration of RMB959.68 million (US$147.08 million) in cash. Leveraging Huami's core capabilities, as well as Yitong's access to the Chinese domestic capital market, Huami and Yitong is expect to expand the healthcare ecosystem for Chinese market in the long term.

"This new partnership with Jiangsu Yitong is an investment in the future of our business in China," said Mr. Wang Huang, chairman, CEO and founder of Huami Corp. "Our equity stake in Yitong will allow us to drive growth and shareholder value for investors in both companies."

The transaction is subject to the approval of shareholders meeting and filling with the stock exchange, among other customary closing conditions. We expect the transaction to close before the first half of 2021.

About Huami Corporation

Huami's mission is to connect health with technology. Since its inception in 2013, Huami has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health products for consumers, and analytics services for industry. In 2019, Huami shipped 36.6 million units of smart watches and fitness bands, including its own Amazfit brand, and products developed and manufactured for Xiaomi, comprising 23% of global category shipments1. Huami Corporation is based in Hefei, China, with U.S. operations, Huami-USA, based in Cupertino, Calif.

1 IDC, Correcting and Replacing Shipments of Wearable Devices, 3/10/20

Exchange Rate

The Company's business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("US$") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.5250 to US$1.00, the effective noon buying rate for December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to whether all the closing conditions to the transaction described in this announcement can be satisfied and whether the transaction can be ultimately consummated. Further information regarding these and other risks is included in the Company's filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Huami media inquiries:

Lydia Huang, lydia.huang@huami-usa.com, c: 407-800-5625

For Huami investors:

U.S. - Brad Samson, brad.samson@huami-usa.com, c: 714-955-3951

China - Grace Zhang, zhangyujia@huami.com

SOURCE Huami Corporation

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